SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 21, March 2006

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 21, 2006	Twin Mining Corporation (Registrant) /s/ Hermann Derbuch Hermann Derbuch Chairman, President & CEO

TWIN MINING CORPORATION

Suite 1250,  155 University Avenue

Toronto / Ontario      M5H  3B7

Tel: (416) 777-0013   Fax: (416) 777-0014

 Web-site: www.twinmining.com  E-mail: info@twinmining.com

Press Release

Toronto, March 21, 2006

Twin Mining Unlocking The Brodeur Kimberlite Potential

Twin Mining Corporation (“Twin Mining”) (TSX-TWG) is pleased to report the results of its 2005 diamond exploration program and the engagement of MPH Consulting Limited (“MPH”) to carry out the 2006 program. The 2006 diamond exploration program has been designed to further the economic evaluation of the company’s 100%-owned Freightrain and Cargo-1 kimberlites and to discover additional potentially economic kimberlites in the North Baffin Island Brodeur Peninsula kimberlite field in which six diamondiferous kimberlites have already been discovered by Twin Mining and Kennecott/Rio Tinto.

Exploration Results and Highlights

•

15,241 line kilometer MIDASIITM airborne magnetic survey completed by Fugro Airborne Surveys (“Fugro”) over 7 blocks in the Vista project area

•

39 high priority magnetic anomalies selected from 1,362 anomalies reported by Fugro geophysicists

•

22 reverse circulation (RC) holes drilled on 14 aeromagnetic and kimberlite indicator mineral anomalies on Jackson Inlet East,  West and Vista claim blocks

•

kimberlite dyke confirmed by 1.83 m RC drill intersection on 1.7-km corridor of diamondiferous kimberlite fragments

•

MPH Consulting Limited retained to advance the property toward mine development by planning and executing recovery of bulk samples from the Freightrain and Cargo-1 kimberlites, and, drilling of high priority magnetic anomalies

Airborne Magnetic Survey Results

A 15,241 line-kilometer airborne geophysical survey was completed in August 2005 by Fugro over 7 blocks utilizing their MIDASIITM magnetic gradiometer system. Within these survey blocks encompassing half the 4,000 sq km Vista project area, Fugro reported 1,362 selected anomalies of the type that might be of interest from a kimberlite exploration point of view. Anomalies of both positive and negative response that appear to be near surface in origin, with amplitudes greater than 1.5 nT (nT = measure of strength of magnetic susceptibility) were selected from the magnetic field profiles. Of these, 39 were classified by Fugro to be of “moderate to high priority as potential kimberlite targets”. The interpreted diameters of these anomalies range from 60 to 225 meters (avg. 115 meters) and maximum amplitudes range from 2.79 nT to 29.66 nT (avg. 12.17 nT). Kimberlite indicator minerals (KIM) were found in till samples collected in 2003-2004 from the immediate area of each anomaly. For comparison with a known kimberlite, a Fugro test flight over the Cargo-1 pipe discovered in 2001, produced a 37.25 nT anomaly with a calculated source diameter of 90 meters.  The 5 holes which have been drilled to test Cargo-1 intersected as much as 153.3m of kimberlite. Of the 39 anomalies, several are northeast trending and discontinuous with circular nodes suggestive of dyke-like kimberlites with blows. These are parallel to the northeast structural trend that is interpreted to host the Freightrain, Cargo1 and Kennecott/RioTinto kimberlites.  Highest priority targets will be prospected and drill tested as early as possible in 2006.

Reverse Circulation Drilling

The 2005 RC drilling program utilized a highly productive heli-portable drill (5” diameter bit) and focused on evaluating four classes of targets:

•

Eleven (11) of 78 airborne magnetic anomalies that resulted from Fugro’s 2004  MIDASIITM survey over the Jackson East and West claim groupings;

•

a 7 nT anomaly (A-2) detected 450 m northeast of Freightrain by a ground magnetic survey of JVX Ltd. in 2003, with potential verified by the presence of kimberlite fragments on frost boil surfaces (see press release July 14, 2004);

•

a 1.7-km corridor of diamondiferous kimberlite fragments extending northeast and southwest from Cargo-1 (see press release September 25, 2003); and,

•

three magnetic anomalies (8-001, 9-001 and 4-002 - see attached Table 1 ) detected early in Fugro’s 2005 survey on the Vista claim group.

1)

Eighteen (18) RC holes tested 11 of 78 magnetic targets on the Jackson Inlet East and West claim groupings. Kimberlite indicator minerals (pyrope garnet, magnesium ilmenite, magnesium spinel and olivine) were recovered from 9 of 13 till samples collected as cuttings from the holes.  In each case, the kimberlite source has yet to be found. Till samples were collected in 2005 from frost boil surfaces centered on another 25 of the 78 magnetic anomalies. Interpretation of electron microprobe analysis from kimberlite indicator mineral suites recovered from these samples is pending and will be used to direct exploration at each target in 2006.

2)

Anomaly A-2, located 450m northeast from Freightrain was tested with three short RC holes. Further work is required to locate the kimberlite source.

3)

Seven (7) short RC holes, 5.5 m to 19.8 m in length, were drilled along the 1.7-km corridor of kimberlite fragments which contains Cargo-1 to determine whether patches of fragment-bearing frost boil surfaces, as much as 50 meters across, might reflect sub-cropping blows along a kimberlite dyke. One angled hole (-60°) drilled under a narrow line of kimberlite fragments 330 meters northeast of Cargo 1 pipe, intersected 1.83 meters of kimberlite after passing through 2.13 meters of till and 15.24 meters of limestone. A sample of RC chips is being tested for kimberlite indicator minerals and diamonds at SGS Minerals Services in Lakefield, Ontario, with results expected by mid-April 2006. Approximately 50 kg of kimberlite fragments collected in 2003 on the same corridor yielded 13 diamonds (see press release September 25, 2003).

4)

Three anomalies (8-001, 9-001 and 4-002), interpreted from data gathered early in the course of the 2005 Fugro survey, were tested with four short RC holes. It is expected to identify the source of the anomalies with ground magnetic surveys and three dimensional (3-D) modeling in 2006.

Magnetic Modeling

Three dimensional magnetic modeling will be used to screen all high priority magnetic anomalies. The results when considered in conjunction with kimberlite indicator mineral distribution and till chemistry will be used to decide the priority of 2005 drill target investigation, and, to prioritize the many other magnetic anomalies in Jackson Inlet East, West and Vista claim groupings.

MPH Consulting Ltd. Retained to Manage 2006 Bulk Sample and Drilling Program

Twin Mining has engaged MPH, an international exploration and mining consulting company to manage bulk sampling programs designed to further evaluate the economic potential of the Freightrain kimberlite and to provide an initial evaluation of the commercial diamond content of Cargo-1. Samples obtained from 6 surface pits excavated in bedrock on the Freightrain kimberlite in 2000 and 2001 produced 51.1 carats of diamonds from 248.4 dry tonnes of kimberlite with modeled grades calculated by AMEC Ltd. ranging from 10 to 50 carats per hundred tonnes (CPHT) and an overall modeled grade of 40 CPHT. Thirty (30) gem-quality diamonds recovered from a 46.2 carat parcel are between 0.25 and 1.557 carats. MPH has expertise in the management and design of exploration and evaluation programs for diamonds in North America and Africa with extensive experience searching for and evaluating exploration and development opportunities for a wide range of commodities throughout the world. The company is particularly well-suited to manage and staff large-scale exploration and evaluation projects, conduct regional/country appraisals and advise clients on mineral economics and policy.

Twin Mining is highly encouraged by the results of the 2005 exploration program and the quality of targets produced by the 2004 and 2005 airborne surveys and till sampling programs and remains committed to discovering additional kimberlite bodies within the Jackson Inlet East, West and Vista claim groupings. Exploration has been under the direction of Dallas Davis, P.Geol. (NT/NU), a Qualified Person under NI 43-101.

Twin Mining’s assets comprise diamond properties under exploration in Canada’s eastern Arctic, the advanced development stage Atlanta Gold Mine in Idaho, U.S.A. and the Abitibi gold properties under exploration in Quebec.

For further information contact:

Hermann Derbuch, P.Eng.,

Badshah Communications Group Ltd.

Chairman, President & CEO,

Tel.: (604) 408.7522   or  Toll Free: 1 866 857 7522

Twin Mining Corporation

Fax: (604) 408.7528  E-mail: anwarbad@hotmail.com

Tel.: (416) 777-0013  Fax: (416) 777-0014

Table 1:

Anomaly	Approx. Diameter (meters)	Maximum Amplitude (nT)	Mag sensor to source (meters)	Source Depth (metres)
11-001 (Cargo 1)	90	37.25	60	25
9-001	125	22.20	78	46
8-001	100	29.66	60	21
7-001	100	9.52	70	38
7-002	100	5.37	63	28
6-001	140	6.21	84	52
6-002	120	3.15	58	21
5-001	75	2.59	NA	NA
4-001	150	6.60	79	49
4-002	200	5.57	93	61
4-003	100	8.03	68	36
3-001	70	2.79	51	23
3-002	60	3.82	53	20
2-001	90	11.79	69	44
2-002	100	12.53	95	58
2-003	120	10.87	81	50
2-004	110	21.98	100	67
2-005	100	15.36	50	17
2-006	125	15.63	73	35
2-007	150	20.81	89	46
2-008	120	26.09	63	30
2-009	80	14.30	51	19
2-010	100	13.08	75	38
2-011	180	8.24	100	67
2-012	100	13.59	61	26
1-002	110	10.94	48	19
1-003	75	11.97	48	19
1-004	100	12.83	49	19
1-005	140	10.54	59	29
1-006	180	19.16	67	35
1-007	100	8.01	46	14
1-009	100	9.39	57	24
1-010	100	16.56	67	36
1-011	110	10.12	68	36
1-012	140	14.43	103	71
1-013	140	12.63	84	51
1-014	225	12.67	82	47
1-015	125	16.65	78	40
1-016	100	15.45	69	32